Press Release October 2, 2006

E.ON submits offer document for final approval at CNMV

Most attractive offer: 100% cash for 100% of Endesa shareholders

Following last week’s EU ruling regarding the illegitimacy of the conditions imposed by the Spanish Energy Commission (CNE), E.ON on Friday submitted an offer document for final approval with the Spanish stock market regulator CNMV. The move underlines E.ON’s desire for shareholders to decide as soon as possible on its bid, and confirms E.ON’s ongoing commitment to the acquisition of Endesa. E.ON urges all parties to allow E.ON's superior offer to be approved and put forward to all Endesa shareholders.

On the 26th September, E.ON announced that it intends to raise its cash offer to Euro 35 per Endesa share. This was an increase of 38% over its previous offer launched on 21 February 2006, which was already a significant premium to the existing offer from Gas Natural.

E.ON believes that its revised offer provides an exceptionally attractive option for Endesa's shareholders for the following reasons:

•       The offer price of 35 Euro per share provides great value for Endesa's shareholders representing a premium of 57% to the current value of the only competing offer;
•       Only E.ON's offer is structured as a cash offer for 100% of the business - available to all shareholders, institutional and private;
•       Endesa will uniquely benefit from being part of the world's leading power and gas company and will play an active role in the developing European energy sector;
•       E.ON adds the most value to Endesa with its leading experience throughout the energy sector, access to long-term prime sources of gas supply and the financial strength to fund major investments in energy infrastructure in Spain.

E.ON AG
E.ON Platz 1
40479 Düsseldorf

Please direct all queries to:

Dr. Peter Blau
Tel. +49-211-45 79-628
Fax +49-211-45 79-629

Josef Nelles
Tel. +49-211-45 79-544
Fax +49-211-45 79-566

www.eon.com
Presse@eon.com

E.ON AG, Press Release, October 2, 2006	Page 2 of 3

E.ON Chief Executive Officer Wulf H. Bernotat said: “I would like to put the record straight. Our offer and intention cannot be compared to a third party’s activity seeking a minority shareholding and addressing only a selective group of shareholders. There are only two offers for 100% of Endesa, and of these E.ON offers the best value by far for all of Endesa's shareholders along with the simplicity and certainty of 100% cash. Our increased offer underlines our strong commitment and strategic interest in Endesa and we remain confident of proceeding to completion.”

Media Contact E.ON AG, Corporate Communications
Dr. Peter Blau	+49 (0)211 45 79 627
Josef Nelles	+49 (0)211 45 79 544

Spain
Deva Comunicaciones	+34 913 601 720
Gonzalo Lacalle	+34 677 405 341
Juan Torres	+34 666 582 837

UK / International
Finsbury Group	+44 (0)20 7251 3801
Rollo Head	+44 (0)7768 994 987

This press release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, CorE.ONores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at

E.ON AG, Press Release, October 2, 2006	Page 3 of 3

www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.